UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-39259

China Liberal Education Holdings Limited

7 Floor, Building 5, No. 2 Zhenxing Road

Changping District, Beijing

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Entry into Material Definitive Agreements

From September 22, 2023 to September 25, 2023, China Liberal Education Holdings Limited (the “Company”) entered into a series of subscription agreements (collectively, the “Subscription Agreements”) with eight purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Subscription Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 18,000,000 ordinary shares of the Company, par value US$0.001 per share (the “Shares”), at a purchase price of $0.50 per share, and for an aggregate purchase price of $9,000,000 (the “Offering”). The Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-273266), initially filed with the U.S. Securities and Exchange Commission on July 14, 2023 and declared effective on July 21, 2023 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the U.S. Securities and Exchange Commission on September 27, 2023. The Subscription Agreements, the transactions contemplated thereby, and the issuance of the Shares have been approved by the Company’s board of directors.

The Company expects to receive gross proceeds of approximately $9,000,000 from the issuance and sale of the Shares and expects the settlement thereof to occur in accordance with the terms of the Subscription Agreements. The closing of the transactions contemplated by the Subscription Agreements shall take place on the respective dates mutually agreed by the Company and the Purchasers.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the Form of Subscription Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

This current report on form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-273266).

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Form of Subscription Agreement

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: September 27, 2023	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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